Exhibit 21.1

Subsidiaries of Limbach Holdings, Inc.

Subsidiary	State of Formation
Limbach Holdings LLC	Delaware
Limbach Facility Services LLC	Delaware
Harper Limbach Construction LLC	Delaware
Harper Limbach LLC	Delaware
Limbach Company LP	Delaware
Limbach Company, LLC	Delaware